SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2011 – December 31, 2011) filed with the Tokyo Stock Exchange on Tuesday January 31, 2012.

2.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 31, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2011 – December 31, 2011

January 31, 2012

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 77.74 to $1.00, the approximate exchange rate prevailing at December 31, 2011.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

              haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2011 to December 31, 2011

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Nine Months Ended December 31, 2011 and 2010, and the Year Ended March 31, 2011

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
December 31, 2011	714,587	2.7%	101,862	57.7%	102,512	36.4%	68,770	35.4%
December 31, 2010	695,648	3.8%	64,579	118.5%	75,163	110.5%	50,798	85.2%

“Comprehensive Income (Loss) Attributable to ORIX Corporation” was ¥46,557 million for the nine months ended December 31, 2011 (year-on-year change was a 50.4% increase) and ¥30,963 million for the nine months ended December 31, 2010 (year-on-year change was a 6.7% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2011	639.68	534.26
December 31, 2010	472.60	398.51

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2011	8,194,598	1,396,425	1,357,579	16.6%
March 31, 2011	8,581,582	1,341,028	1,319,341	15.4%

2. Dividends for the Year Ended March 31, 2011 (Unaudited)

Dividends Per Share
March 31, 2011	80.00

3. Forecasts for the Year Ending March 31, 2012 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2012	980,000	1.8%	77,500	15.2%	720.94

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 110,249,238 as of December 31, 2011, and 110,245,846 as of March 31, 2011.

2. The number of treasury stock shares was 2,738,060 as of December 31, 2011, and 2,747,344 as of March 31, 2011.

3. The average number of shares was 107,506,369 for the nine months ended December 31, 2011, and 107,486,555 for the nine months ended December 31, 2010.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended December 31, 2011

		Fiscal Period Ended Dec. 31, 2010	Fiscal Period Ended Dec. 31, 2011	Change	Year on Year Change
Total Revenues	(millions of yen)	695,648	714,587	18,939	3%
Income Before Income Taxes	(millions of yen)	75,163	102,512	27,349	36%
Net Income Attributable to ORIX Corporation	(millions of yen)	50,798	68,770	17,972	35%
Earnings Per Share		472.60	639.68	167.08	35%
(Basic)	(yen)
(Diluted)	(yen)	398.51	534.26	135.75	34%
ROE (Annualized)*	(%)	5.2	6.9	1.7	—
ROA (Annualized)*	(%)	0.83	1.09	0.26	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Economic Environment

The global economy continued to show moderate recovery. However, growth in emerging economies is starting to slow due to the protracted European debt issue and delayed economic recovery in advanced economies. Against this backdrop, 2012 is set to be a milestone year for politics with elections and changes in the top leadership of major nations and with economic policy of each country expected to be a focus of attention.

In the United States, business sentiment is improving and consumer spending continues to remain strong as employment continues to steadily improve.

Financial concerns continue in peripheral nations of the European Union, which affect the financial and capital markets. Repercussions are starting to be felt in the real economy with business confidence rapidly deteriorating even among core European Union nations such as Germany. Despite the avoidance to date of a sovereign default through the cooperation of countries around the world, the underlying issues have yet to be resolved.

Emerging economies in Asia continue to experience stable growth, yet the specter of inflation continues to simmer beneath the surface. The rate of growth in emerging Asian economies is currently expected to slow due to the softness of the European and United States economies.

The Japanese economy continues to tread water despite recovery efforts from the Great East Japan Earthquake (hereinafter “the earthquake”) and a recovery in production activity. Amid the confusion in the global financial markets, the yen remains at a historic high, putting a squeeze on economic recovery.

Overview of Business Performance (April 1, 2011 to December 31, 2011)

Total Revenues for the nine-month period ended December 31, 2011 (hereinafter “the third consolidated period”) increased 3% to ¥714,587 million compared to ¥695,648 million during the same period of the previous fiscal year. Interest on loans and investment securities decreased compared to the same period of the previous fiscal year in line with a decrease in the balance of installment loans. Meanwhile, operating lease revenues increased compared to the same period of the previous fiscal year primarily due to an increase in aircraft operating lease revenues in the Overseas Business segment, and brokerage commissions and net gains on investment securities increased compared to the same period of the previous fiscal year due to the sale of shares of Aozora Bank.

Total expenses decreased 3% to ¥612,725 million compared to ¥631,069 million during the same period of the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. In addition, write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the same period of the previous fiscal year. However, write-downs of long-lived assets increased compared to the same period of the previous year due to write-downs of properties under operating leases in the Real Estate segment.

Equity in net income (loss) of affiliates recorded a loss of ¥1,847 million, down from a profit of ¥9,014 million during the same period of the previous fiscal year. A write-down was recorded for the equity-method affiliate Monex Group, Inc.

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 36% to ¥102,512 million compared to ¥75,163 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation increased 35% to ¥68,770 million compared to ¥50,798 million during the same period of the previous fiscal year.

Segment Information

Compared to the same period of the previous fiscal year, segment profit in the Real Estate and Retail segments decreased, while segment profit in the Corporate Financial Services, Maintenance Leasing, Investment and Operation and Overseas Business segments increased.

In line with a change in management classification, the environment and energy-related businesses, which were previously included in the Corporate Financial Services segment have been included in the Investment and Operation segment since the second consolidated period.

Due to these changes, reclassified figures are shown for the previous third consolidated period and the fiscal year ended March 31, 2011 (See page 11 (5), “Segment Information”).

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment revenue decreased 11% to ¥53,523 million compared to ¥59,896 million during the same period of the previous fiscal year due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of selective new loan origination continuing from the previous fiscal year despite robust direct financing lease revenues.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year, resulting from decreases in provision for doubtful receivables and probable loan losses and interest expense.

As a result, segment profit increased 77% to ¥14,749 million compared to ¥8,314 million during the same period of the previous fiscal year.

Segment assets decreased 11% compared to March 31, 2011 to ¥860,482 million due to declines in installment loans and investment in direct financing leases.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Despite limited recovery in domestic capital expenditure and an otherwise bleak business environment outlook, Maintenance Leasing segment revenue has remained stable due to the ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

Segment revenue increased 4% to ¥175,455 million compared to ¥169,512 million during the same period of the previous fiscal year due to solid revenues from operating leases including the sales of used automobiles. Segment expenses have remained flat period on period.

As a result, segment profit increased 30% to ¥27,117 million compared to ¥20,831 million during the same period of the previous fiscal year.

Segment assets increased 4% compared to March 31, 2011 to ¥521,486 million resulting from stable investment in direct financing leases and operating lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings; condominium development and sales; hotel, golf course and training facility operation; senior housing development and management; REIT asset management; real estate investment and advisory services and real estate finance.

A post-earthquake drop in sales was feared in the residential condominium market, but calm is returning to the market as evidenced by contract completion rates surpassing the key benchmark level of 70% in the Tokyo metropolitan area. Under these conditions, the number of condominiums delivered increased to 732 units compared to 568 units during the same period of the previous fiscal year.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to consider the acquisition of new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

The real estate operating business, which consists of various businesses such as hotels, Japanese inns, golf courses and training facilities, has stable revenues despite a small portion of facilities having experienced decreased revenues due to the earthquake.

Segment revenue increased 4% to ¥148,511 million compared to ¥142,769 million during the same period of the previous fiscal year due to increases in real estate sales from the delivery of condominium units and operating lease revenues, despite a decrease in gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increased write-downs of long-lived assets and cost of real estate sales.

As a result of the foregoing, segment profit recorded a loss of ¥2,877 million, down from a profit of ¥3,508 million during the same period of the previous fiscal year.

Segment assets decreased 9% compared to March 31, 2011 to ¥1,405,440 million due to the sales of real estate under operating leases and decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital, securities brokerage and the environment and energy-related businesses.

The domestic IPO market has been stagnant since the Lehman Shock, but there continue to be steady corporate realignment activities such as mergers, acquisitions and de-listings.

Segment revenue decreased 14% to ¥56,679 million compared to ¥66,012 million during the same period of the previous fiscal year in line with decreased revenues as a result of the sale of a consolidated subsidiary during the previous fiscal year partially offset by gains on investment securities from the sale of Aozora Bank shares and robust collection and fee revenues in the servicing business.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year due to the effects of the sale of a consolidated subsidiary during the previous fiscal year in addition to decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profit increased 57% to ¥17,810 million compared to ¥11,349 million during the same period of the previous fiscal year due to an increase in profits from equity-method affiliates, despite the absence of the sale of a subsidiary that was recorded during the previous fiscal year.

Segment assets remained flat at ¥499,447 million compared to March 31, 2011.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

In the life insurance business, life insurance premiums grew steadily due to an increase in the number of policies in force.

Both corporate lending and individual home loans steadily increased in the banking business, and both revenues and profits increased.

As a result of the foregoing, segment revenue increased 7% to ¥116,969 million compared to ¥109,538 million during the same period of the previous fiscal year. However, although segment expenses remained flat period on period, segment profit decreased 27% to ¥15,321 million compared to ¥21,067 million during the same period of the previous fiscal year resulting from the recognition of a write-down on the equity-method affiliate Monex Group, Inc.

Segment assets increased 3% compared to March 31, 2011 to ¥1,701,641 million due to an increase in installment loans offsetting a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

In the United States, business sentiment is improving and consumer spending continues to remain strong as employment continues to steadily improve. Meanwhile, despite continuing strong economic performance in emerging economies in Asia, there is the possibility of a short-term adjustment phase in Asia, in response to concerns regarding inflation and the effects of economic weakness in Europe and the United States.

Segment revenue increased 4% to ¥133,286 million compared to ¥128,655 million during the same period of the previous fiscal year due to direct financing leases in Asia, automobile and aircraft operating leases, in addition to continued strong gains on sales of investment securities in the United States.

Segment expenses decreased compared to the same period of the previous fiscal year due to a decrease in selling, general and administrative expenses offsetting an increase in interest expense.

As a result, segment profit increased 27% to ¥39,308 million compared to ¥31,037 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to March 31, 2011 to ¥933,932 million due to the effects of the appreciated yen and sales of municipal bonds and loans in the United States, offsetting increases from new investments in a water company in China and a life insurance company in South Korea, in addition to the consolidation of an automobile-related service company in India.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Year Ended March 31, 2011	Fiscal Period Ended Dec. 31, 2011	Change	Year on Year Change
Total Assets	(millions of yen)	8,581,582	8,194,598	(386,984)	(5%)
(Segment Assets)		6,142,818	5,922,428	(220,390)	(4%)
Total Liabilities	(millions of yen)	7,206,652	6,764,117	(442,535)	(6%)
(Long- and Short-term Debt)		5,009,901	4,639,644	(370,257)	(7%)
(Deposits)		1,065,175	1,063,667	(1,508)	(0%)
Shareholders’ Equity*	(millions of yen)	1,319,341	1,357,579	38,238	3%

Note 3: Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity.

Total assets decreased 5% to ¥8,194,598 million from ¥8,581,582 million on March 31, 2011. Installment loans decreased as a result of selective loan origination, continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in trading securities overseas and specified bonds in Japan, which offset increases resulting from new transactions overseas in addition to a decrease in investment in affiliates due to the recognition of a write-down. Segment assets decreased 4% compared to March 31, 2011 to ¥5,922,428 million.

The balance of interest-bearing liabilities is controlled at an appropriate level depending on assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt and deposits decreased compared to March 31, 2011.

Shareholders’ equity increased 3% compared to March 31, 2011 to ¥1,357,579 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2012

Based on the operating environment described above, ORIX Corporation forecasts total revenues of ¥980,000 million (up 2% year on year) and net income attributable to ORIX Corporation of ¥77,500 million (up 15% year on year) for the fiscal year ending March 31, 2012.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy.

The Maintenance Leasing segment revenues are forecasted to be stable through the expansion of high value-added services.

The Real Estate segment is seeking to strengthen its stable revenue base by continuous asset turnover, joint investments with outside investors and promotion of its real estate-related asset management business.

The Investment and Operation segment aims for stable revenues through business expansion capitalizing on loan servicing expertise and promotion of equity investments.

The Retail segment forecasts profit contributions with the expansion of the life insurance and banking businesses.

The Overseas Business segment aims to expand stable revenues centered around subsidiaries added to the Group during the previous fiscal year in the United States. In addition, it will embrace growth in emerging markets such as Asia, while capitalizing on the network and operating base that it has established over the years.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2011 Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 24, 2011.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2011 and December 31, 2011)

(Unaudited)

		(millions of yen, millions of US$)

Assets	March 31, 2011	December 31, 2011	U.S. dollars December 31, 2011

Cash and Cash Equivalents	732,127	662,894	8,527
Restricted Cash	118,065	122,103	1,571
Time Deposits	5,148	7,020	90
Investment in Direct Financing Leases	830,853	839,630	10,801
Installment Loans	2,983,164	2,741,097	35,260
(The amount of ¥8,896 million of installment loans as of December 31, 2011 is measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(131,538)	(1,692)
Investment in Operating Leases	1,270,295	1,270,104	16,338
Investment in Securities	1,175,381	1,167,720	15,021
Other Operating Assets	235,430	236,418	3,041
Investment in Affiliates	373,376	340,220	4,376
Other Receivables	182,013	166,126	2,137
Inventories	108,410	95,409	1,227
Prepaid Expenses	44,551	45,422	584
Office Facilities	102,403	123,782	1,592
Other Assets	574,516	508,191	6,537

Total Assets	8,581,582	8,194,598	105,410

Liabilities and Equity

Short-Term Debt	478,633	467,121	6,009
Deposits	1,065,175	1,063,667	13,682
Trade Notes, Accounts Payable and Other Liabilities	304,354	266,708	3,431
Accrued Expenses	118,359	95,333	1,226
Policy Liabilities	398,265	399,386	5,137
Current and Deferred Income Taxes	182,501	165,472	2,129
Security Deposits	128,097	133,907	1,722
Long-Term Debt	4,531,268	4,172,523	53,673

Total Liabilities	7,206,652	6,764,117	87,009

Redeemable Noncontrolling Interests	33,902	34,056	438

Commitments and Contingent Liabilities

Common Stock	143,995	144,007	1,852
Additional Paid-in Capital	179,137	179,210	2,305
Retained Earnings	1,141,559	1,201,783	15,459
Accumulated Other Comprehensive Income (Loss)	(96,180)	(118,418)	(1,523)
Treasury Stock, at Cost	(49,170)	(49,003)	(630)

Total ORIX Corporation Shareholders’ Equity	1,319,341	1,357,579	17,463

Noncontrolling Interests	21,687	38,846	500

Total Equity	1,341,028	1,396,425	17,963

Total Liabilities and Equity	8,581,582	8,194,598	105,410

	March 31, 2011	December 31, 2011	U.S. dollars December 31, 2011
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	11,503	7,078	91
Defined benefit pension plans	(11,098)	(10,993)	(141)
Foreign currency translation adjustments	(95,574)	(113,373)	(1,458)
Net unrealized gains (losses) on derivative instruments	(1,011)	(1,130)	(15)

	(96,180)	(118,418)	(1,523)

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2010 and 2011)

(Unaudited)

				(millions of yen, millions of US$)

	Nine Months ended December 31, 2010	Period -over- period (%)	Nine Months ended December 31, 2011	Period -over- period (%)	U.S. dollars Nine Months ended December 31, 2011
Total Revenues:	695,648	104	714,587	103	9,192

Direct financing leases	38,106	101	37,998	100	489
Operating leases	209,514	103	223,871	107	2,880
Interest on loans and investment securities	127,949	124	112,370	88	1,445
Brokerage commissions and net gains on investment securities	14,013	113	19,608	140	252
Life insurance premiums and related investment income	86,272	103	93,216	108	1,199
Real estate sales	23,426	66	26,162	112	337
Gains on sales of real estate under operating leases	1,945	84	2,105	108	27
Other operating revenues	194,423	102	199,257	102	2,563

Total Expenses:	631,069	99	612,725	97	7,882

Interest expense	93,695	150	84,894	91	1,092
Costs of operating leases	139,846	98	141,563	101	1,821
Life insurance costs	65,597	98	67,766	103	872
Costs of real estate sales	25,768	74	27,389	106	352
Other operating expenses	114,073	108	119,587	105	1,538
Selling, general and administrative expenses	150,699	92	142,159	94	1,829
Provision for doubtful receivables and probable loan losses	18,882	39	8,268	44	106
Write-downs of long-lived assets	4,719	136	11,482	243	148
Write-downs of securities	17,930	174	9,865	55	127
Foreign currency transaction loss (gain), net	(140)	—	(248)	177	(3)

Operating Income	64,579	218	101,862	158	1,310

Equity in Net Income (Loss) of Affiliates	9,014	—	(1,847)	—	(23)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	1,570	26	2,497	159	32

Income before Income Taxes and Discontinued Operations	75,163	210	102,512	136	1,319

Provision for Income Taxes	29,364	200	32,070	109	413

Income from Continuing Operations	45,799	218	70,442	154	906

Discontinued Operations:
Income from discontinued operations, net	10,594		1,670		21
Provision for income taxes	(3,809)		(652)		(8)

Discontinued operations, net of applicable tax effect	6,785	77	1,018	15	13

Net Income	52,584	176	71,460	136	919

Net Income Attributable to the Noncontrolling Interests	185	33	903	488	11

Net Income Attributable to the Redeemable Noncontrolling Interests	1,601	87	1,787	112	23

Net Income Attributable to ORIX Corporation	50,798	185	68,770	135	885

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Nine Months Ended December 31, 2010 and 2011)

(Unaudited)

		(millions of yen, millions of US$)

	Nine Months ended December 31, 2010	Nine Months ended December 31, 2011	U.S. dollars Nine Months ended December 31, 2011
Net Income:	52,584	71,460	919

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	5,405	(4,335)	(56)
Net change of defined benefit pension plans	150	105	1
Net change of foreign currency translation adjustments	(29,251)	(22,888)	(293)
Net change of unrealized gains (losses) on derivative instruments	(129)	(128)	(2)
Total other comprehensive income (loss)	(23,825)	(27,246)	(350)

Comprehensive Income (Loss)	28,759	44,214	569

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(676)	(1,771)	(23)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,528)	(572)	(7)

Comprehensive Income (Loss) Attributable to ORIX Corporation	30,963	46,557	599

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

								(millions of yen, millions of US$)

	Nine Months ended December 31, 2010		Nine Months ended December 31, 2011		U.S. dollars Nine Months ended December 31, 2011		March 31, 2011	December 31, 2011	U.S. dollars December 31, 2011
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	59,896	8,314	53,523	14,749	688	190	968,327	860,482	11,069
Maintenance Leasing	169,512	20,831	175,455	27,117	2,257	349	502,738	521,486	6,708
Real Estate	142,769	3,508	148,511	(2,877)	1,910	(37)	1,539,814	1,405,440	18,079
Investment and Operation	66,012	11,349	56,679	17,810	729	229	506,011	499,447	6,424
Retail	109,538	21,067	116,969	15,321	1,505	197	1,653,704	1,701,641	21,889
Overseas Business	128,655	31,037	133,286	39,308	1,715	505	972,224	933,932	12,014

Segment Total	676,382	96,106	684,423	111,428	8,804	1,433	6,142,818	5,922,428	76,183

Difference between Segment Total and Consolidated Amounts	19,266	(20,943)	30,164	(8,916)	388	(114)	2,438,764	2,272,170	29,227

Consolidated Amounts	695,648	75,163	714,587	102,512	9,192	1,319	8,581,582	8,194,598	105,410

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

In line with a change in management classification, the environment and energy-related businesses, which were previously included in the Corporate Financial Services segment have been included in the Investment and Operation segment since the second consolidated period.

Due to these changes, the reclassified figures are shown for the nine months ended December 31, 2010 and as of March 31, 2011

2. Geographic Information

				(millions of yen, millions of US$)

	Nine Months ended December 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	557,031	103,462	59,280	(24,125)	695,648
Income before Income Taxes	54,720	13,903	17,134	(10,594)	75,163

	Nine Months ended December 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	559,891	91,204	71,234	(7,742)	714,587
Income before Income Taxes	61,709	18,611	23,862	(1,670)	102,512

	U.S. dollars Nine Months ended December 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	7,202	1,173	917	(100)	9,192
Income before Income Taxes	794	239	307	(21)	1,319

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Event

There is no corresponding item.

January 31, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan – January 31, 2012 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of February 1, 2012
Executive Officer Head of Global Business Administrative Headquarters	Executive Officer Head of Global Business and Alternative Investment Headquarters *	Hideo Ichida

* Global Business and Alternative Investment Headquarters will be realigned into Global Business Administrative Headquarters and Global Business and Investment Headquarters on February 1, 2012.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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